Exhibit 99.2

ASML reports Q2 as guided and raises 2013 sales outlook Cymer consolidated for month of June ASML 2013 Second Quarter Results Veldhoven, the Netherlands

July 17, 2013

Forward looking statements Public Slide 2 17 July 2013 “Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, expected sales levels, realization of systems backlog, IC unit demand, expected financial results, gross margin and expenses, expected adjustments relating to the Cymer acquisition (including purchase price allocation adjustments), the number of EUV systems expected to be shipped and recognized in revenue, dividend policy and intention to repurchase shares. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases, our ability to successfully integrate Cymer and the amounts of adjustments ultimately recognized in connection with the Cymer acquisition, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

Public Slide 3 17 July 2013 • Business summary • Business environment • ASML technology status • Outlook

Public Slide 4 17 July 2013 Business summary

Q2 results – highlights (including June results Cymer) Public Slide 5 17 July 2013 • Net sales of € 1,187 million, 38 litho systems sold, valued at € 916 million, net service and field option sales at € 271 million • Gross margin of 40.6% • Operating margin of 19.4% • Net bookings of € 1,065 million, 38 systems • Backlog at € 1,395 million, 42 systems Net bookings and backlog numbers are excluding EUV Numbers have been rounded for readers’ convenience

Impact of Cymer consolidation per 30 May in Q2 results Public Slide 6 17 July 2013 • Cymer net sales for the month of June, after subtracting ASML intercompany sales, were € 31.8 million • Excluding Cymer the gross margin would have been 41.8% • Cymer R&D expenses were € 12.6 million • Cymer SG&A expenses were € 5.3 million

Total net sales M€ Public Slide 7 17 July 2013 6000 5,651 5000 1,211 4,732 4,508 4000 3,768 1,023 1,521 1,459 Q1 955 2,954 Q2 Sales 3000 1,229 494 Q3 Net 1,176 Q4 934 697 1,529 2000 1,596 1,228 930 1,187 844 581 1,069 1000 555 1,452 1,252 949 919 742 892 277 0 183 2007 2008 2009 2010 2011 2012 2013 Numbers have been rounded for readers’ convenience

Net system sales breakdown in value: Q2 2013 Public Slide 8 Total value is € 916 million 17 July 2013 End-Use Technology Memory 45% KrF 20% I-Line 2% Region IDM 10% Foundry Taiwan 45% 45% ArF Immersion 78% Japan 5% Sales in Units 18 15 China 14% USA 18% 5 Korea 18% EUV ArF i ArFdry KrF I-Line Numbers have been rounded for readers’ convenience

Consolidated statements of operations M€ Public Slide 9 17 July 2013 Q1 13 Q2 13 Q2 13 Q2 13 Q2 13 Preliminary ASML ASML Cymer purchase including excluding June*** price Cymer Cymer allocation Net sales 892 1,187** 1,155 32 Gross profit 341 482 483 18 (19) Gross margin % 38.2% 40.6% 41.8% Other income (CCIP*) 14 16 16 R&D costs (185) (200) (187) (13) SG&A costs (63) (68) (63) (5) Income from operations 107 230 249 0 (19) Operating income % 12.1% 19.4% Net income 96 221 239 0 (18) Net income as a % of net sales 10.8% 18.6% Earnings per share (basic) € 0.24 0.52 * Customer Co-Investment Program ** Includes € 8 million CCIP contribution Numbers have been rounded for readers’ convenience *** After elimination of intercompany sales to ASML

Key financial trends 2012 – 2013 Public Slide 10 Consolidated statements of operations M€ 17 July 2013 Q2 12 Q3 12 Q4 12 Q1 13 Q2 13 Net sales 1,228 1,229 1,023 892 1,187 Gross profit 530 531 420 341 482 Gross margin % 43.2% 43.2% 41.1% 38.2% 40.6% R&D costs (145) (144) (155) (185) (200) SG&A costs (55) (70) (80) (63) (68) Income from operations 331 317 185 107 230 Operating income % 27.0% 25.8% 18.1% 12.1% 19.4% Net income 292 275 298 96 221 Net income as a % of net sales 23.8% 22.4% 29.1% 10.8% 18.6% Litho units sold 44 40 34 29 38 ASP new litho systems 23.3 28.8 27.3 26.6 25.8 Net booking value 949 831 667 715 1,065 Numbers have been rounded for readers’ convenience

Balance sheets M€ Public Slide 11 Assets Mar 31st, 2013 Jun 30st, 2013 17 July 2013 Cash & cash equivalents and short-term investments 2,620 35% 2,351 23% Accounts receivable, net 690 9% 613 6% Finance receivables, net 318 4% 270 2% Inventories, net 2,006 26% 2,359 23% Other assets 591 8% 584 6% Tax assets 210 3% 264 2% Fixed assets 1,178 15% 3,937 38% Total assets 7,613 100% 10,378 100% Liabilities and shareholders’ equity Current liabilities 2,346 31% 2,490 24% Non-current liabilities 1,095 14% 1,390 13% Shareholders’ equity 4,172 55% 6,498 63% Total liabilities and shareholders’ equity 7,613 100% 10,378 100% Numbers have been rounded for readers’ convenience

Cash flows M€ Public Q1 13 Q2 13 Slide 12 17 July 2013 Net income 96 221 Adjustments to reconcile net income to net cash flows from operating activities: Impairment and obsolescence 30 36 Depreciation and amortization 45 49 Deferred income taxes 0 15 Other non-cash items 7 10 Change in assets and liabilities (234) 150 Net cash provided by (used in) operating activities (56) 481 Net cash provided by (used in) investing activities 59 (373) Net cash provided by (used in) financing activities 10 (294) Total FX effects 0 (2) Net increase (decrease) in cash and cash equivalents 13 (188) Numbers have been rounded for readers’ convenience

Bookings activity by sector, EUV not included Public Slide 13 Total value M€ 1,065 17 July 2013 Memory Net booked 35% • 33 new tools at € 1,012 million • 5 used tools at € 53 million IDM 22% Foundry 43% Numbers have been rounded for readers’ convenience

Backlog in value per June 30st, EUV not included Public Slide 14 Total value M€ 1,395 17 July 2013 Region USA Technology (ship to location) 18% Rest of Asia 4% KrF 11% I-Line 1% Taiwan ArF dry 1% 41% Europe 11% End-use China 4% ArF immersion Foundry Korea 87% 54% 22% Memory 21% New Used Total systems systems systems IDM 25% Units 35 7 42 89% of backlog carries shipment Value M€ 1,355 40 1,395 dates in the next 6 months ASP M€ 38.7 5.8 33.2 Numbers have been rounded for readers’ convenience

Capital return to shareholders Public Slide 15 17 July 2013 • In Q2 approx. 1.4 million shares have been repurchased representing 9% of the announced share buy back program to purchase up to € 1 billion of shares within the 2013 – 2014 timeframe • ASML paid approx. € 210 million in dividends (53 cents per share) • The company has returned more than € 4 billion in dividend and share buy backs since 2006

Public Slide 16 17 July 2013 Business environment

Business environment Public Slide 17 17 July 2013 • Foundry and Logic customers are moving to very lithography-intensive 14—16—20 nm technology nodes to be used for next generation mobile end-products • In memory, we are seeing additional demand from DRAM customers, driven by a healthy mobile DRAM memory market • The incremental memory spend could drive ASML 2013 sales to a level of up to € 5 billion excluding Cymer sales

Public Slide 18 17 July 2013 ASML technology status

EUV update Public Slide 19 17 July 2013 • NXE:3300 scanner imaging and overlay performance is now at levels where we are engaging with customers on a strategy for the 10 nm logic node insertion (23 nm half pitch) • Good imaging performance shown down to 13 nm half pitch • Overlay between the NXE:3300 and NXT systems, relevant for device production, has been demonstrated at less than 3.5 nm • In Q2, we established good performance, stability and reliability of the pre-pulse source concept at around 40 wafers per hour and we therefore remain confident on our target of 70 wafers per hour productivity in 2014

EUV deliveries and order status Public Slide 20 17 July 2013 • The first NXE:3300B systems are in the process of shipment and installation at customer sites • We plan to ship a total of 5 EUV systems in 2013 • We have received commitments for 7 NXE:3300B systems, in addition to the existing 11 system orders • Currently full year 2013 revenue guidance includes EUV revenue of approx. € 210 million for 3 systems

EUV source: repeatable stable performance, dose in spec Public enabling around 40 wafers per hour, 70 wph to be reached by mid 2014 Slide 21 17 July 2013 Power roadmap enabled by higher power CO2 and optimization of pre pulse system • Total 20 hours 40W & 50W runs with good dose reproducibility: 99.7% of the dies < 0.5% dose • 20 hour runs total representing ~ 830 exposed wafers @ 15 mJ/cm2 • 55W run (97.5% of dies in spec) to test peak performance

Immersion and 450mm products Public Slide 22 17 July 2013 • More than 200 TWINSCAN NXT:1950i/1960Bi immersion systems total have now been installed • The next platform, NXT:1970Ci, which offers overlay, focus and productivity improvements, scheduled for shipment in Q3 2013, has achieved full wafer overlay down to 1.9 nm and focus uniformity of less than 12 nm, productivity is 250 wafers per hour • We are in process of preparing six 450mm scanners, as part of the Customer Co-Investment Program for delivery in 2015-2016

NXT:1970Ci next platform Public Slide 23 250 wa nm overlay, 17 July 2013 reduced NXT:1970Ci to ship in Q3 2013

The holistic lithography portfolio

Public
Slide 24
17 July 2013



Process window enlargement

Tachyon

Scanner setup and layout optimization for maximum process window



Improved scanner performance

FlexRay,
FlexWave,
Reticle Control,
…



Process window control

YieldStar - BaseLiner - Optimizer

Enhanced scanner control through on-product overlay, focus and CD feedback loops

Supported by applications experts

Required on product overlay can only be reached using a Public holistic approach Slide 25 17 July 2013 9 Reticle writing error 8 Application-specific process contribution Application-specific lot control 7 relative Matched machine overlay on resist on silicon and 6 nm in 5 overlay contribution 4 product 3—2 On 1 Scanner improvement 0 2012 2013 2014 2015 2016

Public
Slide 26
17 July 2013

Integrated "3 in 1"(overlay, focus and CD) Yieldstar metrology drives on-product performance scanner
track
metrology

- Reduced metrology CapEx
  - Ratio of metro vs. scanner is >1:1 for advanced nodes (Integrated metrology used for multiple measurements overlay, focus and CD)
- Reduced litho cycle time
  - Up to 6 days of total production cycle time
- Faster response to litho excursions
  - 8 to 15 lots at less risk of rework
- Reduction in Overlay/CD metro floor space
  - $10m^2$ per tool
- Improved on-product performance
  - ~2nm with Overlay Optimizer

Public Slide 27 17 July 2013 Outlook

Q3 outlook including Cymer Public Slide 28 17 July 2013 • Net sales about € 1.3 billion • Gross margin about 40% (including Purchase price allocation adjustments Cymer) • R&D costs of about € 245 million • SG&A costs of about € 91 million (including approx. € 10 million restructuring charges) • Other income (Customer Co-Investment Program) of € 17 million • In H2 2013 gross margin and operating cost will include a number of non-cash cost adjustments related to the Cymer acquisition: • Approx. € 60 million valuation of Cymer inventory at fair value (in 2013 only) • Approx. € 20 million amortization of intangible assets • Approx. € 20 million share based compensation expenses ASML now expects 2013 sales at a level of up to € 5 billion excluding an expected contribution of about € 180 million from Cymer